UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2007

Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EX-99.1 PRESS RELEASE DATED DECEMBER 10, 2007

We, LDK Solar Co., Ltd. (NYSE: LDK), have signed a 10-year “Take or Pay” contract to supply multicrystalline wafers and polysilicon to Germany-based Q-Cells AG.
Under the terms of the agreement, we will deliver more than 6 giga watts of multicrystalline solar wafers to Q-Cells over a ten-year period commencing in 2009 through 2018. We will use polysilicon from its polysilicon plant that is currently under construction, or other sources. Q-Cells shall make prepayments in the order of 10% of the silicon value to assist us with financing the expansion required to supply these volumes. Additionally, Q-Cells has the option to purchase further silicon wafers if we expand our production capacity.

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EXHIBITS

Exhibit
Number		Page

Exhibit 99.1	Press Release dated December 10, 2007	5

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: December 10, 2007

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